Exhibit 99.7

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Update: The Governance and Ethics Committee and the Board of Directors will meet without delay

Paris, October 21, 2014 - The Governance and Ethics Committee and the Board of Directors will meet without delay.

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com